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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No.    )*

ICT Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44929Y 10 1

(CUSIP Number)

Jeffrey C. Moore

Senior Vice President, General Counsel

ICT Group, Inc.

100 Brandywine Boulevard

Newtown, PA 18940

(267)685-5609

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44929Y101	13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John J. Brennan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,205,675 8 SHARED VOTING POWER 6,187,832 9 SOLE DISPOSITIVE POWER 2,114,375 10 SHARED DISPOSITIVE POWER 6,115,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,393,507

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.6%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 44929Y101	13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald P. Brennan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 15,000 8 SHARED VOTING POWER 4,500,000 9 SOLE DISPOSITIVE POWER 15,000 10 SHARED DISPOSITIVE POWER 4,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,515,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%

14	TYPE OF REPORTING PERSON* IN

*	Excludes 407,368 shares of Common Stock held by grantor retained annuity trusts over which Donald P. Brennan, the grantor, is precluded from exercising any power, including the power to vote or dispose of such shares. Accordingly, Donald P. Brennan disclaims beneficial ownership of those 407,368 shares of Common Stock.

CUSIP No. 44929Y101	13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eileen Brennan Oakley, Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 6,155,132 9 SOLE DISPOSITIVE POWER 1,655,132 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,155,132

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 44929Y101	13D	Page 5 of 10

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $.01 per share, of ICT Group, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 100 Brandywine Boulevard, Newton, Pennsylvania 18940.

Item 2.	Identity and Background

(a) John J. Brennan, Donald P. Brennan and Eileen Brennan Oakley (each, a “Group Member”) became members of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on April 1, 2004 as a result of the execution of (i) the Amended and Restated Voting Trust Agreement as of April 1, 2004 by John J. Brennan, Donald P. Brennan and the Issuer (the “Voting Trust Agreement”) and (ii) the Voting Agreement as of April 1, 2004 by John J. Brennan and Eileen Brennan Oakley, Trustee (the “Voting Agreement”).

(b) The business address of each Group Member is:

ICT Group, Inc.

100 Brandywine Boulevard

Newton, Pennsylvania 18940

(c) John J. Brennan is the Chairman, Chief Executive Officer, and President of the Issuer.

Donald P. Brennan is the Vice-Chairman of the Issuer.

Eileen Brennan Oakley is a Director of The Brennan Family Foundation and a director and the President of South Ocean Investment Corporation. She is a trustee of all of the trusts under The Brennan Family 1997 Trust Agreement dated February 14, 1997 and The Brennan Family 1996 Trust Agreement dated February 16, 1996 (the “Brennan Family Trusts”).

(d) No Group Member, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Group Member, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each Group Member is a citizen of the United States of America.

CUSIP No. 44929Y101	13D	Page 6 of 10

Item 3.	Source and Amount of Funds or Other Consideration

Prior to forming a group on April 1, 2004 as a result of the execution of the Voting Trust Agreement and the Voting Agreement, the Group Members had beneficial ownership of the shares of Common Stock of the Issuer reported herein and each reported such beneficial ownership on Schedules 13G filed with the Securities and Exchange Commission (the “SEC”). Accordingly, no shares of Common Stock of the Issuer were purchased in connection with the formation of the group by the Group Members.

Item 4.	Purpose of Transaction

On April 1, 2004, John J. Brennan, Donald P. Brennan and the Issuer entered into the Voting Trust Agreement, under which John J. Brennan and Donald P. Brennan are currently Trustees (as defined in the Voting Trust Agreement) and Eileen Brennan Oakley is a Limited Voting Trustee (as defined in the Voting Trust Agreement). On April 1, 2004, John J. Brennan and Eileen Brennan Oakley, as Trustee of the Brennan Family Trusts, executed the Voting Agreement, pursuant to which they agreed to vote by unanimous consent all of the shares of Common Stock of the Issuer held in the Brennan Family Trusts (the “Shares”) on all matters submitted to the Issuer’s stockholders that involve the election of members of the Board of Directors of the Issuer (the “Subject Matters”). In furtherance of the purposes of the Voting Agreement and pursuant to its terms, Eileen Brennan Oakley, as Trustee of the Brennan Family Trusts, delivered a proxy to John J. Brennan in respect of the voting of the Shares on the Subject Matters. Pursuant to the Voting Trust Agreement, the Trustees have the exclusive right to vote on all matters that may be presented at any meeting or require the consent of stockholders of the Issuer and shall vote all shares of Common Stock of the Issuer subject to the Voting Trust Agreement to elect Donald P. Brennan as a director of the Issuer if he is so nominated and to vote all such shares against the removal of Donald P. Brennan as director if he is so serving, other than in limited circumstances, except that so long as Donald P. Brennan is a Trustee under the Voting Trust Agreement and the Voting Agreement is in effect, the Limited Voting Trustee rather than Donald P. Brennan shall vote by unanimous consent with John Brennan on the Subject Matters. Reference is made to the Voting Trust Agreement and the Voting Agreement, filed herewith as Exhibits 2 and 3 respectively and incorporated herein by reference, for a full description of the terms of those agreements.

Except as described above, none of the Group Members has any present plans or proposals of a type requiring additional disclosure under Item 4 of Schedule 13D, but reserve the right to propose one or more transactions to the Issuer’s board.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The Group Members have beneficial ownership in the aggregate of 8,408,507 shares of Common Stock, representing 65.6% of the 12,532,791 shares of Common Stock outstanding as of March 30, 2004.

John J. Brennan has beneficial ownership in the aggregate of 8,393,507 shares of Common Stock, representing 65.6% of the shares of Common Stock outstanding as of March 30, 2004. He has the sole power to dispose of 2,114,375 of such shares owned in his own name or which are subject to options issued in his own name (subject to the Shareholders’ Agreement discussed in Item 6 below) and the sole power to vote such shares as well as 91,300 shares held by certain employees of the Issuer that are subject to the Optionholder Voting Agreement discussed in Item 6 below. He shares the power to dispose of and vote 4,500,000 shares pursuant to the Voting Trust Agreement and 32,700 shares jointly held with his wife. In addition, he shares the power to vote 1,655,132 shares pursuant to the Voting Agreement.

Donald P. Brennan has beneficial ownership in the aggregate of 4,515,000 shares of Common Stock, representing 36.0% of the shares of Common Stock outstanding as of March 30, 2004. He has the

CUSIP No. 44929Y101	13D	Page 7 of 10

sole power to dispose of and vote 15,000 of shares issuable upon the exercise of outstanding options (subject to the Shareholders’ Agreement discussed in Item 6 below). He shares power to dispose of and vote 4,500,000 of such shares pursuant to the Voting Trust Agreement.

Eileen Brennan Oakley, as Trustee of the Brennan Family Trusts, has beneficial ownership in the aggregate of 6,155,132 shares of Common Stock, representing 49.1% of the shares of Common Stock outstanding as of March 30, 2004. In her capacity as Trustee, she has the sole power to dispose of 1,655,132 of such shares (subject to the Shareholders’ Agreement discussed in Item 6 below), which are held by the Brennan Family Trusts, and shares the power to vote 4,500,000 of such shares pursuant to the Voting Trust Agreement and 1,655,132 shares pursuant to the Voting Agreement.

(c), (d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

John J. Brennan and Donald P. Brennan are parties, along with the Issuer, to and Trustees under the Voting Trust Agreement, which is described above in Item 4 and filed as Exhibit 2 to this Schedule 13D. Eileen Brennan Oakley is a Limited Voting Trustee under that Agreement.

John J. Brennan and Eileen Brennan Oakley, as Trustee of the Brennan Family Trusts, are parties to the Voting Agreement, which is described above in Item 4 and filed as Exhibit 3 to this Schedule 13D.

John J. Brennan and Donald P. Brennan are parties, along with the Issuer and certain family trusts that have been established by John J. Brennan and Donald P. Brennan (the “Trusts”), to the Amended and Restated Shareholders Agreement dated as of October 16, 2000 (the “Shareholders’ Agreement”) that covers the shares of Common Stock that John J. Brennan, Donald P. Brennan and the Trusts beneficially own. The Shareholders’ Agreement prohibits the transfer of shares owned by John J. Brennan, Donald P. Brennan and the Trusts, without the consent of the other parties to the Shareholders’ Agreement, except (i) pursuant to a public offering, (ii) to certain family members and trusts who agree to be bound by the Shareholders’ Agreement, (iii) to another party, or the Issuer, pursuant to rights of first refusal or (iv) to a third party subject to certain rights of first refusal. The Shareholders’ Agreement is filed as Exhibit 4 to this Schedule 13D.

Each of the Issuer’s employee optionholders has entered into a ten-year voting agreement (the “Optionholder Voting Agreements”) with the Issuer and John J. Brennan pursuant to which each optionholder has agreed to vote all shares of Common Stock received by such individuals upon the exercise of options in the manner directed by John J. Brennan. The Optionholder Voting Agreements are binding on each of the optionholders’ successors in interest. John J. Brennan is required to release shares covered by the Optionholder Voting Agreements if a shareholder intends to sell shares in the public market and completes the sale within 90 days of the release. Shares sold in the public market are thereafter not subject to the Optionholder Voting Agreements. A form of Optionholder Voting Agreement is filed as Exhibit 5 to this Schedule 13D.

CUSIP No. 44929Y101	13D	Page 8 of 10

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement

Exhibit 2: Amended and Restated Voting Trust Agreement, dated as of April 1, 2004

Exhibit 3: Voting Agreement, dated as of April 1, 2004

Exhibit 4: Shareholders’ Agreement, dated as of October 16, 2000

Exhibit 5: Form of Optionholder Voting Agreement

CUSIP No. 44929Y101	13D	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2004	By:	/s/ John J. Brennan
Name: John J. Brennan

Date: April 6, 2004	By:	/s/ Donald P. Brennan
Name: Donald P. Brennan

Date: April 6, 2004	By:	/s/ Eileen Brennan Oakley
Name: Eileen Brennan Oakley, individually and as Trustee of the Brennan Family Trusts